UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MTGE INVESTMENT CORP.

(Name of Subject Company)

MTGE INVESTMENT CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02504A 104

(CUSIP Number of Class of Securities)

Sean P. Reid

Chief Executive Officer

MTGE Investment Corp.

2 Bethesda Metro Center

12th Floor

Bethesda, MD 20814

(301) 968-9220

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tom Salley, Esq.

Kevin Mills, Esq.

Cooley LLP

1299 Pennsylvania Avenue

NW, Suite 700

Washington, DC 20004-2400

(202) 842-7800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MTGE Investment Corp. (“MTGE”), a Maryland corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2018 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), and its direct wholly owned subsidiary, Mountain Merger Sub Corporation (the “Purchaser”), to exchange for each outstanding share of common stock, $0.001 par value per share, of MTGE, at the election of the holder thereof: (a) $9.82 in cash and 0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”) (the “mixed consideration”), (b) $19.65 in cash (the “all-cash consideration”), or (c) 1.9037 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the SEC a Tender Offer Statement on Schedule TO dated May 16, 2018, as amended, and a Registration Statement on Form S-4 dated May 16, 2018, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of MTGE common stock in the Offer (as amended by Amendment No. 1 to the Registration Statement on Form S-4 dated May 31, 2018, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. The Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, Purchaser and MTGE (the “Merger Agreement”), a copy of which is attached as Exhibit (e)(1) to this Schedule 14D-9, is incorporated into this Schedule 14D-9 by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by amending and restating in its entirety the section entitled “Background of the Merger” as follows:

Background of the Merger

“MTGE is a hybrid mortgage real estate investment trust (“REIT”) that invests in agency mortgage-backed securities, non-agency mortgage investments and other real estate-related assets, including skilled nursing and senior living facilities operated by third parties.

MTGE is externally managed, meaning that all of its day-to-day operations and affairs are managed by a third-party manager, the Manager, subject to the oversight and direction of MTGE’s board of directors (also referred to herein as “our board”). MTGE has no senior management employees. Rather, under the Management Agreement, the Manager provides MTGE with executive officers and other services and personnel. The Manager is wholly owned by AGNC Investment Corp. (“AGNC”). AGNC owns approximately 5.7% of MTGE’s outstanding common stock. All but one of the members of our board during the relevant period were not affiliated with the Manager or AGNC. Gary Kain, who was our Chief Executive Officer and a member of our board during the relevant period, is also Chief Executive Officer of AGNC and a member of the AGNC board of directors. As described in more detail below, all relevant actions and decisions of our board concerning the transaction were undertaken by and at the direction of a special committee formed by our board to review a potential transaction, which was comprised entirely of independent members of our board not affiliated with the Manager or AGNC.

Our board regularly reviews MTGE’s operations, financial performance, capital structure, strategic initiatives and product portfolio and pipeline. As part of this ongoing review, our board has regularly evaluated MTGE’s long-term strategy, as well as other strategic alternatives that might be available to enhance stockholder value.

On or about January 11, 2018, David Finkelstein, Chief Investment Officer of Annaly, contacted Steve Abrahams (at the time a member of our board and an independent director) on an informal basis regarding Annaly’s potential interest in a strategic transaction with MTGE. The independent members of our board discussed the communication from Annaly in an executive session of independent directors at an in person meeting of the MTGE board of directors on January 30, 2018. The independent directors conferred by phone again on February 5, 2018, with a representative of Cooley LLP (“Cooley”), then outside legal counsel to the independent directors, also participating. The directors determined that the general expression of interest without specific terms was not yet actionable and no response was warranted at that time. They informed Mr. Kain of the contact from Annaly in his capacity as our CEO and a member of our board. After Mr. Abrahams resigned from our board on February 12, 2018, Mr. Finkelstein contacted Julia Coronado, a member of our board and an independent director, on an informal basis on or about February 16, 2018, regarding Annaly’s continuing potential interest in a strategic transaction with MTGE. Ms. Coronado informed Mr. Finkelstein that MTGE was not currently considering a strategic transaction, but acknowledged that Annaly was free to submit a more specific proposal.

Subsequently, on February 22, 2018, Annaly delivered an unsolicited non-binding written proposal to Randy Dobbs, Chairman of our board and an independent director, to acquire 100% of MTGE’s capital stock based on a valuation of 95% of the book value of MTGE’s common stock (the “Annaly February 22 Proposal”). The Annaly February 22 Proposal was based on publicly-available information and subject to completion of customary due diligence and other conditions. Annaly indicated that it was prepared to pay the purchase price in a consideration mix of cash and Annaly common stock to be agreed by the parties. With respect to MTGE’s outstanding shares of preferred stock, Annaly proposed to issue a new series of Annaly preferred stock on substantially similar terms. As part of its proposal, Annaly also requested a 30-day exclusive negotiation period.

On February 26, 2018, the independent directors of our board held a telephonic meeting to further discuss the process for determining whether to continue as an independent company or to pursue a strategic transaction, including the Annaly February 22 Proposal or an alternative transaction. Mr. Kain did not attend or participate in this meeting. Representatives of Cooley also attended this meeting and reviewed with our independent directors their legal duties in connection with their consideration of acquisition proposals. The independent directors were cognizant of the fact that AGNC, as the parent entity of MTGE’s external manager, could be a logical acquirer of the company and may have interest in making an acquisition proposal if MTGE were to consider a strategic transaction. The independent directors were also mindful that Annaly or another acquirer would likely plan to terminate MTGE’s management relationship with the Manager without cause in connection with an acquisition and therefore MTGE would be required to pay a termination fee of approximately $42 million to the Manager pursuant to the termination provisions of the Management Agreement. The amount of the termination fee is prescribed in the Management Agreement and calculated based on three times the average annual management fee for the prior two-year period, and it was thought that the amount of the fee could affect the prices that Annaly or another acquirer might pay relative to AGNC if it were to make a proposal. Given these considerations and the potential conflicts of interest of AGNC and Mr. Kain, the independent directors and Cooley also discussed the formation of a special committee of our board consisting of the independent directors to evaluate the Annaly February 22 Proposal and other strategic alternatives. As a next step, the independent directors of our board instructed Mr. Dobbs to seek additional clarification from Annaly about certain terms of the Annaly February 22 Proposal (including the proposed cash-stock consideration mix, treatment of the potential termination fee payable to the Manager and integration and operational issues). Mr. Dobbs contacted Kevin Keyes, Chairman, Chief Executive Officer and President of Annaly, by email indicating that the board needed additional information before it could act on the proposal and consider a change in strategic direction.

On March 1, 2018, Annaly delivered a presentation to the independent directors of our board affirming its proposal to acquire MTGE based on a valuation of 95% of a mutually agreed upon book value of MTGE’s common stock and proposing an acquisition consideration mix of 50% cash and 50% Annaly common stock. Annaly also clarified that it was prepared to pay the full termination fee to the Manager. After reviewing this presentation, the independent directors of our board further discussed the process for considering the proposal and alternatives, including the engagement of a financial advisor. Subsequently, Mr. Dobbs contacted Mr. Keyes by email to inform him that the independent directors were evaluating Annaly’s proposal.

On March 15, 2018, our board, including Mr. Kain, unanimously approved the formation of a special committee of independent directors comprised of Mr. Dobbs, Ms. Coronado and Rob Couch in connection with the consideration of the Annaly February 22 Proposal and strategic alternatives generally. In particular, our board authorized the MTGE special committee to consider whether to pursue a strategic transaction with Annaly or other interested parties or remain independent, to negotiate the terms and conditions of a possible transaction, to reject or recommend to our board for approval of a possible transaction, and to engage legal and financial advisors. Our board retained the authority to recommend any strategic transaction to MTGE’s stockholders. Our board appointed Mr. Dobbs as Chairman of the MTGE special committee. Cooley was engaged as counsel to the MTGE special committee.

On March 22, 2018, the MTGE special committee held a telephonic meeting and conducted separate phone interviews with three investment banks (including Barclays) to act as financial advisor to the MTGE special committee in connection with the consideration of a potential strategic transaction. The MTGE special committee discussed the potential financial advisor candidates and their industry knowledge and experience and that the MTGE special committee desired to engage a financial advisor that would best assist the MTGE special committee in determining which alternative would best enhance shareholder value. Representatives of Cooley also attended the meeting and discussed with the MTGE special committee its legal duties in connection with the consideration of a potential strategic transaction.

On March 23, 2018, Annaly submitted an updated non-binding written proposal to Mr. Dobbs providing additional detail on the terms on which Annaly would be prepared to acquire MTGE based on its continuing analysis of MTGE (the “Annaly March 23 Proposal”). Annaly proposed to acquire MTGE in an all-cash transaction for 95% of MTGE’s book value per share, which equated to $19.71 per share based on MTGE’s book value per share of $20.75 as of December 31, 2017. This valuation represented a 10.7% premium to MTGE’s share price of $17.80 as of March 22, 2018. Annaly indicated that the final price would be based on the book value as of a more recent valuation date and indicated a willingness to include Annaly common shares in the mix of consideration if the MTGE special committee preferred a stock component. Annaly reiterated that it was prepared to proceed and complete due diligence expeditiously. Annaly again requested a 30-day exclusive negotiation period. Subsequent to receipt of the Annaly March 23 Proposal, Mr. Dobbs contacted Mr. Keyes by email to inform him that the independent directors were evaluating Annaly’s updated proposal.

During this period the MTGE special committee concluded discussions with the financial advisor candidates, and on March 25, 2018, the MTGE special committee informed Barclays of its decision to engage Barclays as its financial advisor in connection with the consideration of a potential strategic transaction. The MTGE special committee entered into the formal engagement agreement with Barclays on March 29, 2018.

On April 2, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to discuss the Annaly March 23 Proposal. The MTGE special committee, together with input from Cooley, discussed the importance of adequately considering strategic alternatives in addition to the Annaly March 23 Proposal in connection with fulfilling its fiduciary duties. The MTGE special committee authorized Barclays to inform Annaly that it had been retained by the MTGE special committee. The MTGE special committee also instructed Barclays to consider additional prospective acquirers, including AGNC, that may be interested in a strategic transaction.

On April 2, 2018, representatives of Barclays held a telephonic conference call with Mr. Keyes and other representatives of Annaly to clarify certain aspects of the Annaly March 23 Proposal.

On April 6, 2018, the MTGE special committee held a telephonic meeting to further discuss the Annaly March 23 Proposal, with representatives of Barclays and Cooley also attending. Barclays made a presentation to the MTGE special committee to assist its consideration of the Annaly March 23 Proposal. Barclays reviewed MTGE’s current positioning and outlook relative to its peer group and provided an initial framework for analyzing MTGE’s valuation. Barclays also reviewed reasons for our board to continue pursuing MTGE’s diversification strategy as a stand-alone company and reasons to pursue potential strategic alternatives. Barclays also reviewed the current M&A market for the REIT industry and the potential interest of other parties, including AGNC, in a possible strategic transaction with MTGE. Barclays and Cooley also discussed with the MTGE special committee potential sale process considerations and strategy, including how to respond to Annaly and a process to solicit additional parties on their interest in a potential strategic transaction. The MTGE special committee decided to continue its consideration of the various alternatives and instructed Barclays to continue its analysis of the Annaly March 23 Proposal and consideration of other prospective acquirers.

On April 9, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to continue its consideration of the Annaly March 23 Proposal and alternatives. Barclays made a presentation to the MTGE special committee comparing Annaly’s proposal to a hypothetical acquisition by AGNC. The MTGE special committee and Barclays viewed AGNC as a logical acquirer with the ability and potential willingness to pay a higher price for MTGE. Barclays also reviewed various process alternatives, and the MTGE special committee instructed Barclays to solicit additional parties, including AGNC, that were believed to be the most able and willing to pay the highest price for MTGE.

On April 10, 2018, Annaly delivered an updated non-binding written proposal to Mr. Dobbs that increased Annaly’s proposed price to approximately 98.0% of the book value of MTGE’s common stock (which equated to $20.33 per common share net of expenses based on MTGE’s book value per share as of December 31, 2017), subject to due diligence and other conditions (the “Annaly April 10 Proposal”). The Annaly April 10 Proposal assumed that Annaly would bear the full cost of the $42 million management termination fee and up to $20 million of additional transaction expenses. Annaly reiterated that it was prepared to pay 100% of the consideration in cash or include a stock component in the consideration mix if our board preferred. Annaly also indicated that its proposal would expire on April 13, 2018 unless the parties entered into an exclusivity agreement prior to that time.

The MTGE special committee held a telephonic meeting on April 11, 2018 to discuss the Annaly April 10 Proposal, with representatives of Barclays and Cooley also attending. Barclays presented its updated valuation analysis of MTGE and

Annaly’s latest proposal, including the desirability and relative value of a stock consideration component and the potential for a higher after-tax return for shareholders. The MTGE special committee also discussed Annaly’s request for exclusivity and the desirability of obtaining an alternative acquisition proposal from AGNC and other potentially interested parties. The MTGE special committee instructed Barclays to contact AGNC again to encourage it to make an alternative proposal, and to reach out to other potential acquirers.

On April 11, 2018, Barclays reached out to two large REITs (“Company A” and “Company B”, respectively) whom Barclays considered would be the most interested and able to engage in a potential strategic transaction. Company A initially declined to pursue an acquisition of MTGE based on its relationship with AGNC. Company B expressed an interest in pursuing an acquisition of MTGE, and Barclays encouraged Company B to work to be in a position to respond with a proposal regarding valuation of MTGE by April 13, 2018. Barclays also contacted AGNC again, who indicated that it would respond with a proposed valuation of MTGE’s common stock by April 13, 2018.

On April 12, 2018, in a follow up call with Barclays, Company A expressed interest in a potential acquisition but did not indicate a proposed valuation and never submitted an acquisition proposal.

On April 12, 2018, AGNC delivered a non-binding written proposal to Barclays to acquire 100% of the shares of MTGE common stock at 95% of the book value of MTGE’s common stock, which represented a price of $19.72 per share net of the termination fee and other expenses based on the book value of MTGE’s common stock as of December 31, 2017 (the “AGNC April 12 Proposal”). AGNC proposed a consideration mix of cash (20%) and AGNC common stock (80%) for MTGE’s common stock, with MTGE’s preferred stock being exchanged for AGNC preferred stock containing substantially similar terms.

On April 13, 2018, Company B verbally indicated that it was considering an offer representing approximately 100% of book value of MTGE’s common stock based on the latest book value estimate.

On April 13, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to discuss the process and the status of the various proposals. Barclays reviewed and compared the Annaly April 10 Proposal and the AGNC April 12 Proposal. From a financial point of view, the MTGE special committee considered the Annaly April 10 Proposal more favorable to MTGE’s stockholders based on the higher price and higher mix of cash consideration. Barclays also updated the MTGE special committee on the status of potential proposals from Company A and Company B. Company A had not followed up with an indicative valuation. Barclays noted that the verbal proposal from Company B was based on deal consideration comprised 100% of stock of the acquirer and would likely require a vote of the stockholders of both Company B and MTGE as a condition to closing. The MTGE special committee and Barclays considered the proposal as less favorable to MTGE’s stockholders. Barclays advised the MTGE special committee that it believed it was unlikely that MTGE would receive an improved offer from Company B in advance of Annaly’s deadline to enter into exclusivity.

Based on the status of the various proposals, the MTGE special committee considered the risk probability that Annaly may withdraw its proposal, which the MTGE special committee considered to be the most favorable from a financial point of view, if MTGE did not enter into an exclusivity agreement with Annaly and considered the terms and conditions on which the MTGE special committee may be willing to enter into an exclusive negotiating period with Annaly. The MTGE special committee instructed Barclays to encourage AGNC to increase its price and submit its best offer and to explore an exclusivity arrangement with Annaly based on mutual agreement on certain key terms, including: (1) the diligence and regulatory approval timetables, (2) shortening the exclusivity period to 10-14 days, (3) retaining flexibility for MTGE to elect an all cash transaction or a cash-stock mix based on further analysis and reverse due diligence, and (4) early termination of exclusivity if Annaly adversely changed its price or other material terms of its proposal.

Later that day, the MTGE special committee held another telephonic meeting, with representatives of Barclays and Cooley also attending. Barclays reported that AGNC indicated a willingness to increase its price to 96.0%-96.5% of book value contingent upon the satisfaction of certain conditions but that was likely its best offer and any final agreement at this price would be contingent on a number of factors, including AGNC’s stock price performance. Barclays also reported that Company A and Company B had not submitted any further proposals. Following discussion, the MTGE special committee instructed Barclays and Cooley to attempt to negotiate an acceptable exclusivity agreement with Annaly.

Following that meeting and over the weekend, Barclays and Cooley discussed and negotiated the terms of a confidentiality and exclusivity agreement with Annaly’s financial advisors (Wells Fargo Securities (“Wells Fargo”) and Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) and counsel (Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”)). On April 16, 2018, MTGE and Annaly signed a confidentiality agreement that included mutual confidentiality restrictions, mutual standstill covenants and a 14-day exclusive negotiating period consistent with the terms authorized by the MTGE special committee. The agreement also included information sharing protocols that would facilitate the MTGE special committee’s ability to rely on the Manager during its strategic review process (and, as necessary, during negotiations with third parties) without sharing confidential information with the Manager regarding the terms of Annaly’s proposal and without sharing with the Manager reverse due diligence information concerning Annaly. The parties also discussed the potential regulatory approvals required for a transaction between the parties and a process for conducting due diligence and reverse due diligence. Certain employees of the Manager were identified to assist the MTGE special committee and its advisors in facilitating information sharing and Annaly’s due diligence review of MTGE, negotiation of certain operationally-specific sections of the merger agreement, the preparation of disclosure schedules to the merger agreement, and the provision of financial projections based on MTGE’s business plan to provide a baseline against which the MTGE special committee, with the assistance of Barclays, could evaluate MTGE’s prospects, stand-alone value and potential strategic transactions, including Annaly’s proposal.

Barclays opened a data room to Annaly and its advisors on April 16, 2018 containing information for their diligence process.

Later that day, on April 16, 2018, Cooley delivered a first draft of a merger agreement to Wachtell Lipton. Among other terms, the initial draft provided for a two-step transaction with an exchange offer followed by a merger pursuant to which all outstanding common shares would be exchanged for cash or a mix of cash and Annaly common stock to be agreed, all outstanding preferred shares would be exchanged for a new class of Annaly preferred stock on substantially the same terms, the full acceleration of all non-executive director equity awards, and customary deal protection terms and exceptions, including rights for our board to respond to unsolicited acquisition proposals received after the announcement of a transaction, to change its recommendation to MTGE’s stockholders following receipt of a superior proposal and to terminate the merger agreement to accept a superior proposal, subject in certain cases to the payment of a termination fee to Annaly equal to 2.5% of the transaction value of MTGE’s common equity.

On April 17, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending. Barclays and Cooley reported on the execution of the confidentiality and exclusivity agreement and the advisors reviewed the status and timeline of a potential transaction.

On April 17, 2018, Barclays and Cooley received access to a data room from Annaly for the purposes of reverse due diligence. On April 18, 2018, representatives of Barclays, Annaly, Wells Fargo, and Sandler O’Neill met at Annaly’s offices in New York City, with representatives of Cooley and Wachtell Lipton joining telephonically, to discuss their respective due diligence investigations. Representatives of the Manager also joined telephonically, but only for the portion of the meeting covering Annaly’s due diligence investigation of MTGE.

Between April 18, 2018 and April 23, 2018, Wachtell Lipton and Cooley exchanged drafts of the merger agreement and had various phone calls to discuss the drafts and open issues. Among other issues, Annaly proposed a higher termination fee (equal to 3.5% of the transaction value of MTGE’s common equity) if our board changed its recommendation or terminated the agreement to accept a superior proposal. Annaly also requested that the Manager enter into an amendment to the Management Agreement concurrently with MTGE’s entry into a merger agreement to memorialize the parties’ understanding that the Management Agreement would be terminated without cause early in connection with the transaction closing.

Also during this time, MTGE and Annaly held a series of due diligence and reverse due diligence calls with their respective advisors. These calls covered, among other topics, financial diligence on MTGE and Annaly, accounting diligence on MTGE and Annaly, diligence on Annaly’s financial projections, diligence on MTGE’s healthcare real estate assets and diligence on Annaly’s commercial real estate assets.

On April 20, 2018, the MTGE special committee had a telephonic meeting, with representatives of Barclays and Cooley also attending. Barclays made a presentation regarding the valuation of Annaly’s common stock and how a hypothetical cash stock election could operate and be valued based on a 50%-50% mix and proration. The MTGE special committee and their advisors continued this discussion at a subsequent telephonic meeting on April 22, 2018. They discussed the value to MTGE’s shareholders of an all cash transaction versus a mix of cash and stock consideration at various trading prices for Annaly’s common stock and the potential desirability of a collar to protect against a drop in the trading price of Annaly’s common stock between announcement and closing of a potential transaction. They also discussed Annaly’s preference to announce a transaction prior to its quarterly earnings call scheduled for May 3, 2018 and the potential impact of the earnings release and a transaction announcement on Annaly’s stock price. Barclays also reported that no new unsolicited proposals had been received from AGNC, Company A, Company B or any other party since MTGE entered into exclusive negotiations with Annaly. After discussion, the MTGE special committee instructed Barclays to communicate to Annaly that MTGE would continue to negotiate expeditiously but would not be unduly rushed and to explore with Annaly’s advisors whether Annaly would agree to a stock exchange ratio collar.

On April 24, 2018, the MTGE special committee had a telephonic meeting, with representatives of Barclays and Cooley also attending. Cooley reviewed the material terms of the proposed merger agreement, including the expected timing of the exchange offer and regulatory approvals, the deal protection provisions and termination fee, and the closing conditions. The MTGE special committee and advisors also reviewed the economic terms of Annaly’s proposal and expressed a preference for a mix of cash and stock consideration. After discussion, the MTGE special committee instructed Barclays to provide further analysis of a cash-stock election and provided guidance to Cooley on the open merger agreement issues. The MTGE special committee also noted the potential for extending the exclusive negotiation period and determined it would be appropriate to extend for seven days to provide for an additional period of negotiation if needed after Annaly’s earnings announcement on May 3, 2018. Later that day, representatives of MTGE and Annaly had a call, with Cooley and Wachtell Lipton (along with regulatory counsel) present, to negotiate the representations and covenants in the merger agreement. That evening, Cooley and Wachtell Lipton continued to discuss the merger agreement and timing of regulatory approvals.

On April 25, 2018 and April 28, 2018, Cooley and Wachtell Lipton had calls with MTGE’s and Annaly’s outside federal and HUD regulatory counsel, respectively, to discuss required approvals and timelines. Cooley sent Wachtell Lipton a revised draft of the merger agreement later in the day on April 25, 2018.

In the evening of April 25, 2018, MTGE agreed to Annaly’s request to extend exclusivity for seven additional days to May 7, 2018.

On April 26, 2018, AGNC delivered an updated unsolicited non-binding written proposal to Barclays that increased its price to 98.25% of book value, which equated to $19.50 per share net of the termination fee and other expenses based on the $19.85 book value of MTGE’s common stock as of April 19, 2018 (the “AGNC April 26 Proposal”). AGNC continued to propose a consideration mix of cash (20%) and AGNC common stock (80%). The AGNC April 26 Proposal was higher than the Annaly April 10 Proposal (98.0%) based on percentage of book value, but neither the MTGE special committee nor its advisors were permitted to engage with AGNC with respect to the April 26 Proposal because MTGE was under exclusivity with Annaly. Barclays reached out to Annaly to inform them that MTGE had received an unsolicited offer from AGNC with a higher price. Barclays did not disclose the terms of the revised AGNC proposal but indicated that the MTGE special committee was no longer in a position to recommend the Annaly April 10 proposal.

On April 27, 2018, Wachtell Lipton sent a revised draft of the merger agreement to Cooley and a draft of Annaly’s disclosure letter.

On April 28, 2018, Cooley sent a draft of MTGE’s disclosure letter to Wachtell Lipton.

On April 29, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to discuss the AGNC April 26 Proposal. At the beginning of the meeting, Barclays informed the MTGE special committee that it had just received an enhanced verbal proposal from Annaly to increase its price from 98.0% to 100% of the book value of MTGE’s common stock based on a consideration mix of cash (50%) and Annaly common stock (50%) (the “Annaly April 29 Proposal”). Barclays reviewed a presentation on the AGNC April 26 Proposal with the MTGE special committee and compared the Annaly April 29 Proposal that was just received. Barclays informed the MTGE special committee that the Annaly April 29 Proposal was $0.35 per share higher than the AGNC April 26 Proposal after adjusting both prices to reflect a $19.75 per fully diluted share book value valuation as of March 31, 2017. Barclays also informed the MTGE special committee that Annaly was keenly focused on signing the merger agreement and announcing the transaction prior to its earnings call scheduled for the morning of May 3, 2018. To facilitate that timetable, Annaly was also prepared to negotiate the Management Agreement amendment with the Manager and deliver a termination notice after the merger agreement was signed and announced.

On April 30, 2018, Cooley and Wachtell Lipton discussed the merger agreement terms. Over the course of that discussion, Cooley expressed its view that the merger agreement should be revised to clarify that submission of an acquisition proposal by AGNC after announcement of a merger agreement with Annaly should not be attributed to MTGE (because AGNC is a related-party through the management relationship) or deemed a breach of MTGE’s covenant not to solicit acquisition proposals. Cooley also proposed a termination fee of 3.0% of the transaction value of MTGE’s common equity. Subsequently, Wachtell Lipton sent Cooley a revised draft of the merger agreement and the disclosure letters. Wachtell Lipton’s draft of the merger agreement did not address the acquisition proposal clarification and proposed a 3.33% termination fee.

That evening, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to review the status of the open economic and legal terms. Barclays reported that Annaly rejected the concept of a stock exchange ratio collar but was willing to consider offering an independent member of the MTGE board of directors a seat on the Annaly board of directors if that was important to the MTGE special committee. The MTGE special committee instructed Barclays to continue to negotiate for the collar and board seat with Annaly and gave guidance to Cooley with respect to addressing the open legal terms. Cooley and Wachtell Lipton had another call following the MTGE special committee meeting to discuss the open issues in the merger agreement. Following this call, Wachtell Lipton sent Cooley a further revised draft of the merger agreement.

On May 1, 2018, Cooley and Wachtell Lipton had another call to discuss the merger agreement. Wachtell Lipton communicated that, in light of AGNC’s proposal, Annaly’s position was that MTGE should pay a higher termination fee (of 6%) in the event MTGE changes its recommendation or terminates the merger agreement in connection with an AGNC superior proposal. Cooley responded that a 6% termination fee and a two-tier termination fee would not be acceptable to the MTGE special committee. Later that day Cooley also sent a revised draft of MTGE’s disclosure letter to Wachtell Lipton.

On May 1, 2018, the Manager provided Barclays (who subsequently provided to Annaly, Wells Fargo and Sandler O’Neill) an updated estimate of the book value of MTGE’s common stock of $19.65 per fully diluted share as of April 30, 2018. Representatives of Annaly, Wells Fargo, Sandler O’Neill, Barclays and the Manager held an additional telephonic conference that evening to conduct additional due diligence on this updated estimate.

Over the course of the evening of May 1, 2018 and the morning of May 2, 2018, the advisors of the MTGE special committee and Annaly continued to negotiate resolutions of the open issues. Subject to final approval by the MTGE special committee, Barclays, Wells Fargo and Sandler O’Neill agreed on the cash and exchange ratio calculations based on a transaction price of $19.65 per share price net of expenses (representing 100% of the book value of MTGE’s common shares as of April 30, 2018) and an Annaly stock price of $10.32 per share (based on a volume weighted average trading price for Annaly’s common stock for the ten trading day period ended April 30, 2018), with MTGE shareholders having the right to elect, for each share of MTGE common stock, $19.65 in cash, 1.9037 shares of Annaly common stock, or $9.82 in cash and 0.9519 shares of Annaly common stock, without a collar and subject to proration so that 50% of the aggregate consideration is payable in cash and 50% of the aggregate consideration is payable in shares of Annaly common stock; that an acquisition proposal submitted by AGNC would be treated like an acquisition proposal submitted by any other party; and that there would be a single termination fee of 3.9% of the transaction value of MTGE’s common equity (or approximately $35.1 million).

During the evening of May 1, 2018, representatives of Annaly and representatives of the Manager also spoke concerning the termination of the Management Agreement and Annaly’s need for a short transition period after closing. They agreed to negotiate an amendment to the Management Agreement that could be executed concurrently with the execution of the merger agreement.

Also on May 1, 2018 and May 2, 2018, representatives of Annaly and their advisors held several telephonic conferences with representatives of MTGE, MTGE’s advisors and the Manager to complete due diligence.

On the morning of May 2, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending. Representatives of Barclays reviewed the sales process and its financial analysis of the proposed economic terms. At the conclusion of its presentation, Barclays rendered to the MTGE special committee its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated as of May 2, 2018, that, as of the date of such opinion, and based upon and subject to the matters and the limitations set forth therein, the aggregate consideration to be paid to the holders of MTGE common stock (other than as specified in such opinion) is fair from a financial point of view to such holders. For a more detailed discussion of Barclays’ opinion, please see below under the caption “Opinion of MTGE Special Committee’s Financial Advisor.” The opinion of Barclays is attached to this Schedule 14D-9 as Annex A. Representatives of Cooley then reviewed the material terms of the proposed merger agreement and the proposed authorizing resolutions for approval by the MTGE special committee. Cooley also reported that Annaly and the Manager were in the process of negotiating an amendment to the Management Agreement, which needed to be completed prior to final MTGE special committee approval. Following discussion, the meeting was adjourned until later in the day.

Following the meeting of the MTGE special committee, our board held a telephonic meeting, with representatives of Cooley also attending. At this meeting, consistent with the board’s prior determination, Mr. Kain informed the other members of our board that he would recuse himself from the board’s deliberations and vote on the proposed transaction in light of his role with AGNC. After Mr. Kain left the meeting, our board then suspended its meeting agreeing to reconvene later in the day once the final terms of the transaction were negotiated.

During the day of May 2, 2018, MTGE, Annaly, the Manager, Cooley and Wachtell Lipton finalized the merger agreement, disclosure schedules and the amendment to the Management Agreement.

At 4:00 p.m. on May 2, 2018, the MTGE special committee held a telephonic meeting to approve the final terms of the transaction, with representatives of Barclays and Cooley also attending. During this meeting, Cooley updated the MTGE special committee on the final terms of the merger agreement and amendment to the Management Agreement. Following consideration of the merger agreement and the transactions contemplated by the merger agreement, including consideration of the factors described in “MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors”, the MTGE special committee unanimously recommended that our board (a) determine that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable to, and in the best interests of MTGE and its stockholders, (b) agree that the merger shall be effected under Section 3-106.1 of the MGCL, (c) approve the execution, delivery and performance by MTGE of the merger agreement and the consummation of the transactions contemplated thereby, including the offer and the merger, and (d) resolve to recommend that the stockholders of MTGE tender their shares in connection with the offer.

The prior meeting of our board reconvened immediately following the meeting of the MTGE special committee. During this meeting, the independent directors of our board (a) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable to, and in the best interests of MTGE and its stockholders, (b) agreed that the merger shall be effected under Section 3-106.1 of the MGCL, (c) approved the execution, delivery and performance by MTGE of the merger agreement and the consummation of the transactions contemplated thereby, including the offer and the merger, and (d) resolved to recommend that the stockholders of MTGE tender their shares in connection with the offer.

Following our board meeting, the definitive merger agreement was executed and publicly announced on the afternoon of May 2, 2018 after the close of the market.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Certain Litigation” on page 36 on the Schedule 14D-9 and replacing it with the following paragraph:

“Subsequent to the public announcement of the proposed acquisition of MTGE by Annaly, three civil actions were filed challenging the adequacy of the disclosures disseminated in connection with the proposed transaction. On May 25, 2018, Jeroen Van Poeck, a purported stockholder of MTGE, commenced an action in the United States District Court for the District of Maryland against MTGE, certain current MTGE directors named therein, Annaly and Purchaser. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(D), asserts claims under Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or damages in the event it is consummated, and the award of attorneys’ fees and expenses. On May 25, 2018, Giampaolo Dell’Acqua, a purported stockholder of MTGE, commenced a putative class action in the United States District Court for the District of Maryland against MTGE, certain current and former MTGE directors named therein, Annaly and Purchaser. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(E), asserts claims under Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or damages in the event it is consummated, and the award of attorneys’ fees and expenses. On May 30, 2018, Anthony Franchi, a purported stockholder of MTGE, commenced a putative class action in the United States District Court for the District of Maryland against MTGE, certain current MTGE directors named therein, Annaly and Purchaser. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(F), asserts claims under Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or damages in the event it is consummated, and the award of attorneys’ fees and expenses. The defendants believe the claims asserted in the actions are without merit.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(D)	Complaint of Jeroen Van Poeck against MTGE Investment Corp., Randy E. Dobbs, Julia L. Coronado, Robert M. Couch, Annaly Capital Management Inc. and Mountain Merger Sub Corporation, filed in the United States District Court for the District of Maryland, dated May 25, 2018 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 2 to Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on May 31, 2018).

(a)(5)(E)	Complaint of Giampaolo Dell’Acqua, individually and on behalf of all others similarly situated, against MTGE Investment Corp., Gary D. Kain, Randy E. Dobbs, Julia L. Coronado, Robert M. Couch, Annaly Capital Management Inc. and Mountain Merger Sub Corporation, filed in the United States District Court for the District of Maryland, dated May 25, 2018 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 2 to Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on May 31, 2018).

(a)(5)(F)	Complaint of Anthony Franchi, individually and on behalf of all others similarly situated, against MTGE Investment Corp., Randy E. Dobbs, Julia L. Coronado, Robert M. Couch, Annaly Capital Management Inc. and Mountain Merger Sub Corporation, filed in the United States District Court for the District of Maryland, dated May 30, 2018 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 2 to Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on May 31, 2018).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MTGE INVESTMENT CORP.

Date: May 31, 2018	By:	/s/ Sean P. Reid
	Name:	Sean P. Reid
	Title:	Chief Executive Officer